UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

GARRISON CAPITAL INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

366554 103

(CUSIP Number)

Steven Stuart

c/o Garrison Investment Group LP

1290 Avenue of the Americas, Suite 914

New York, NY 10104

(212) 372-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 366554 103
1	NAMES OF REPORTING PERSONS Steven Stuart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,773
	8	SHARED VOTING POWER 67,202
	9	SOLE DISPOSITIVE POWER 7,000
	10	SHARED DISPOSITIVE POWER 4,344,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,351,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

2

This Amendment No. 2 (“Amendment No. 2”) supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2013 (as amended on May 8, 2014, the “Schedule 13D”), by Mr. Steven Stuart.  Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.  This Amendment No. 2 is filed by Mr. Steven Stuart in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

Item 1. Security and Issuer.

This Amendment No. 2 relates to the Common Shares of Garrison Capital Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

Item 2. Identity and Background.

(b) The business address of Mr. Stuart is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

(c) Mr. Stuart serves as a member of the investment committee of the Issuer.  In addition, Mr. Stuart also serves as Vice President of Garrison Investment Group LP (“Garrison Investment Group”).  The address of the principal executive offices of Garrison Investment Group and the Issuer is 1290 Avenue of the Americas, Suite 914, New York, NY 10104.

Item 5. Interest in Securities of the Issuer.

Immediately following the closing of the block trade described herein, Mr. Stuart may be deemed to be the beneficial owner of 4,351,562 shares of Common Stock, representing 26.0% of the total issued and outstanding shares of Common Stock.  All percentages set forth in this statement on Schedule 13D are based upon the 16,758,779 shares of Common Stock issued and outstanding as of May 30, 2014. As set forth below, Mr. Stuart’s beneficial ownership of 4,351,562 shares of Common Stock is comprised of his indirect beneficial ownership of the 4,344,562 shares of Common Stock owned directly by GSOF LLC, GSOF 2014 LLC, GSOF-SP LLC, GSOF-SP 2014 LLC, GSOF-SP II LLC, GSOF-SP II 2014 LLC, GSOF-SP DB LLC, GCOH SubCo 2014-1 LLC, GCOH SubCo 2014-2 LLC, GSOIF Corporate Loan Pools Ltd., Garrison Capital Fairchild I, Ltd., Garrison Capital Fairchild II Ltd. and Garrison Capital Advisers Holdings MM and his direct beneficial ownership of 7,000 shares of Common Stock.

On June 9, 2014, GSOF LLC, GSOF-SP LLC, GSOF-SP II LLC, GSOF-SP DB LLC, GCOH SubCo 2014-1 LLC and GSOIF Corporate Loan Pools Ltd. entered into agreements to sell in a block trade to an account managed by a large institutional investor 38,072, 67,983, 35,851, 59,436, 275,234 and 23,424 shares of Common Stock, respectively, at a price of $14.14 per share. Mr. Stuart has a pecuniary interest in an aggregate of 500,000 of the shares of Common Stock sold by these entities.

3

Mr. Stuart indirectly beneficially owns 67,602 shares of Common Stock through investments in Garrison Capital Advisers Holdings MM, which directly owns 67,602 shares of Common Stock. Due to his control and ownership interest in Garrison Capital Advisers Holdings MM, Mr. Stuart may be viewed as having shared voting power and shared dispositive power over all of the 67,602 shares of Common Stock owned directly by Garrison Capital Advisers Holdings MM.

Mr. Stuart also indirectly beneficially owns 56,773 shares of Common Stock through investments (both individually and through certain retirement accounts) in GSOF-SP LLC, GSOF-SP II LLC, GSOF LLC and GCOH SubCo 2014-1 LLC, which directly own 452,793, 238,780, 253,571 and 1,833,162 shares of Common Stock, respectively.   Mr. Stuart has sole voting power over these 56,773 shares of Common Stock, as the voting rights to the Common Stock owned by each entity have been passed through to the members or limited partners of each entity.

Mr. Stuart is a control person of Garrison Investment Group and its affiliates. Garrison Investment Group or one of its affiliates serves as investment adviser, directly or indirectly, to GSOF LLC, GSOF 2014 LLC, GSOF-SP LLC, GSOF-SP 2014 LLC, GSOF-SP II LLC, GSOF-SP II 2014 LLC, GSOF-SP DB LLC, GCOH SubCo 2014-1 LLC, GCOH SubCo 2014-2 LLC, GSOIF Corporate Loan Pools Ltd., Garrison Capital Fairchild I, Ltd. and Garrison Capital Fairchild II Ltd., which directly own 253,571, 7,750, 452,793, 4,079, 238,780, 1,261, 395,862, 1,833,162, 11,382, 156,012, 340,801 and 581,907 shares of Common Stock, respectively, after giving effect to the block trade. After giving effect to the block trade, Garrison Investment Group’s beneficial ownership of 4,277,360 shares of Common Stock is comprised of its indirect beneficial ownership of the 4,277,360 shares of Common Stock owned directly by such entities. Each entity received shares of Common Stock in exchange for the limited liability company interests each entity owned in Garrison Capital LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on October 9, 2012.  Garrison Investment Group and its affiliates may be viewed as having shared dispositive power over all of the 4,277,360 shares of Common Stock owned directly by such entities, although voting rights to the Common Stock have been passed through to the members or limited partners of each entity. Mr. Stuart disclaims beneficial ownership of such shares of Common Stock, except to the extent of his pecuniary interest therein.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2014

By:	/s/ Steven Stuart
Name: Steven Stuart

5